February 15, 2012

Via E-mail

Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Re:	Blink Couture, Inc.
Form 10-K for the Year ended July 31, 2011
Filed on October 28, 2011
Form 10-Q for the Quarter ended October 31, 2011
Filed December 14, 2011
File No. 333-138951

Dear Mr. Decker:

Blink Couture, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 1, 2012, regarding our Form 10-K for the Year ended July 31, 2011 and Form 10-Q for the Quarter ended October 31, 2011.

Form 10-K for the Year Ended July 31, 2011

Item 8 – Financial Statements and Supplementary Data

Please identify in your financial statements on pages 16-19 of your July 31, 2011 Form 10-K and pages 3-5 of your October 31, 2011 Form 10-Q as those of a development stage entity.  Refer to FASB ASC 915-205-45-4.

As discussed in a telephone conversation on Wednesday, February 8, 2012, among Scott M. Miller, Esq. of Ellenoff Grossman & Schole LLP (our counsel), John Lanza of Paritz & Company, P.A. (our auditor) and Mr. Decker (the “Telephone Conversation”), we are filing an amendment to our July 31, 2011 Form 10-K (the “Amendment”) which includes the identifications requested in the Staff’s comment.  Mr. Decker said that it would not be necessary to amend our October 31, 2011 Form 10-Q to include these identification, but we undertake to include such identification in all future Reports on Form 10-Q, as applicable, commencing with our Form 10-Q for the Quarter ended January 31, 2012.  We also undertake to include such identification in all future Reports on Form 10-K, as applicable.

Report of Independent Registered Public Accounting Firm, page 15

Your auditor’s report only refers to the financial statements for the year ended July 31, 2011 as well as the period from inception (October 23, 2003) to July 31, 2011. Rule 8-02 of Regulation S-X states that smaller reporting companies shall file an audited balance sheet as of the end of each of the most recent two fiscal years, and audited statements of operations, cash flows and changes in stockholders’ equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. As such, please make arrangements with your auditor to have them revise their report in a Form 10-K/A to refer to the two years ended July 31, 2011 and the period from inception (October 23, 2003) to July 31, 2011.  Ensure that you include certifications that are currently dated and refer to the Form 10-K/A.

As discussed with Mr. Decker in the Telephone Conversation, our auditor has revised its report, as requested in the Staff’s comment, and the revised report is included in the Amendment.  Also included in the Amendment are new certifications dated February 15, 2012.

Form 10-Q for the Quarter Ended October 31, 2011

 Please present a statement of stockholders’ equity showing activity from your inception through October 31, 2011. See FASB ASC 915-215-45-1.

As discussed with Mr. Decker in the Telephone Conversation, the Staff will not require the Company to file an amendment to its October 31, 2011 Form 10-Q, but we undertake to include a statement of stockholders’ equity in all future Reports on Form 10-Q, as applicable, commencing with our Form 10-Q for the Quarter ended January 31, 2012.

Acknowledgements

The Company acknowledges that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Scott M. Miller, Esq. at (212) 370-1300.

Very truly yours,

Blink Couture, Inc.

	By:	/s/ Lawrence Field
Lawrence Field
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP
Paritz & Company, P.A.

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